UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 27, 2014, announcing preliminary financial results for the quarter ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: May 29, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 1Q 2014 results and increased quarterly dividend of $0.41 per share

Hamilton, Bermuda, May 27, 2014. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2014.

Highlights

•	Increased first quarter dividend of $0.41 per share

•	$11.7 million accumulated in cash sweep from Frontline

•	Delivery of the drilling rig West Linus and commencement of long-term charter

•	Acquisition of nine container vessels in combination with long-term charters

•	Acquisition of two 82,000 dwt dry-bulk carriers in combination with long-term charters

•	Secured long term contracts for four 8,700 TEU container vessels under construction

•	Raised approximately $150 million of senior unsecured bonds

•	Received $15 million in partial settlement for early termination of charters and unpaid charter hire

•	Selected key financial data:

Three Months Ended
	Mar 31, 2014	Dec 31, 2013
Charter revenues(1)	$160m	$152m
EBITDA(2)	$130m	$114m
Net income	$41m	$18m
Earnings per share	$0.44	$0.20

Dividends and Results for the Quarter Ended March 31, 2014
The Board of Directors has declared an increased quarterly cash dividend of $0.41 per share, and Ship Finance has now declared dividends for 41 consecutive quarters. The dividend will be paid on or about June 30, 2014 to shareholders of record as of June 12, 2014. The ex-dividend date will be June 10, 2014.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $82.7 million, or $0.89 per share, in the first quarter of 2014. This number excludes $11.2 million of revenues classified as ‘repayment of investments in finance lease’, and also excludes $67.1 million of charter revenues earned by assets classified as ‘investment in associate’.
The cash sweep agreement with Frontline had a positive effect of $11.7 million, or $0.13 per share in the quarter. The cash sweep for the full year 2014 will be payable in March 2015. There was also a $0.5 million profit share in the quarter relating to four Handysize dry-bulk carriers.
Reported net operating income pursuant to U.S. GAAP for the quarter was $46.6 million, or $0.50 per share, and reported net income was $40.7 million, or $0.44 per share. This includes approximately $1.0 million of non-cash expense of theoretical equity cost relating to one of our convertible bonds and $10.2 million book gain related to early termination of charters.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: “We continue building the asset base and charter backlog across our core business segments. We have significant capital available for new transactions and our objective is to continue building the long-term distributable cash flow.”

Business Update
As of March 31, 2014 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 73 vessels and rigs was approximately $5.1 billion, with an average remaining charter term of 5.7 years, or 9.7 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
In March 2014, Ship Finance agreed to acquire nine second-hand 4,100-5,800 TEU container vessels. The vessels originated from the German KG market, and were acquired at very attractive prices. All the vessels have been delivered to us, and have been chartered out on long-term bareboat charters to a major container line company. The aggregate annual EBITDA contribution is estimated to be approximately $15.5 million during the charter period.
In March 2014, the Company announced the settlement of a claim relating to four Handysize dry bulk carriers which were redelivered to us in 2012, before the expiry of their charters. The total settlement amount is approximately $30 million, of which approximately $15 million was received in the first quarter and the remaining balance is scheduled to be paid in three installments during 2014. The Company recorded a gain of $10.2 million relating to this settlement in the first quarter.
In May 2014, we announced the acquisition of two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012, in combination with long-term time-charters to a state-owned Chinese charterer. The vessels are expected to be delivered to us by the end of July 2014, and the aggregate annual EBITDA contribution from the vessels is estimated to be approximately $7 million on average during the 8-year charter period.
In May 2014, Ship Finance announced that it has agreed long-term time-charters for four 8,700 TEU newbuilding container vessels, currently under construction in Korea. The charterer will be a major container line company, and the charter period will be seven years from delivery of each vessel. The construction is progressing ahead of schedule, with three vessels scheduled for delivery in 2014 and one in early 2015. The estimated aggregate EBITDA contribution from the vessels is approximately $46 million per year during the charter period.
According to market sources, the crude oil tanker market was firm into the first quarter, but softened during the quarter and has remained at a softer level into the second quarter. We have exposure to the crude oil tanker market via the cash sweep agreement with Frontline and our two modern Suezmax tankers operated in the spot market.
The cash sweep from the vessels on charter to Frontline was approximately $11.7 million in the first quarter, and accumulates from a time charter equivalent base rate of $13,200 per day for the Suezmax tankers and $17,675 per day for the majority of the VLCCs. The financial leverage on these vessels is very low, and the free cash flow from the vessels is significant even without the cash sweep contribution.
The Suezmax tankers Glorycrown (built 2009) and Everbright (built 2010) continue to be operated in a pool together with two sister-vessels owned by Frontline 2012. In the first quarter, the average charter rate for the vessels was approximately $26,300 per day. With the recent softening of the crude-oil tanker market, the charter rate expectations for the second quarter are lower than the first quarter.
The $600 million acquisition of the harsh-environment jack-up drilling rig West Linus was completed in February 2014, when the rig was delivered from the yard. The rig was thereafter mobilized to the Norwegian continental shelf, and has now commenced its sub-charter to ConocoPhillips, increasing the charter rate and free cash flow from the rig. The average EBITDA contribution over the next five years is estimated to be approximately $80 million per year.

The Company now has five drilling units on long-term fixed-rate bareboat contracts, and the rigs generated approximately $70 million in aggregate EBITDA in the first quarter of 2014. Based on the fixed-rate charter structure for the drilling rigs, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.
The four 4,800 TEU container vessels previously under construction in China have been cancelled due to excessive delays at the shipyard. Ship Finance has been refunded all amounts paid to the shipyard plus interest for the first two vessels, and the refund for the last two vessels is expected to be received in the second quarter of 2014. The cancellations have not had a material book effect, and the freed-up capital is expected to be reinvested in new projects.
Five 2,800 TEU and two 1,700 TEU container vessels are chartered out in the short term market. The rates achieved in the container feeder segment are low and the Company does not foresee any material near term upswing in the market. Our intention is to continue chartering these vessels in the short-term market.
Four of our Handysize dry-bulk carriers are chartered out on shorter-term time-charters with a fixed base rate and 50% profit share. The profit share generated approximately $0.5 million in additional earnings in the first quarter. The Company intends to continue employing these four vessels in the short-term charter market until we see long-term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry-bulk carriers. The majority of our vessels and rigs are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure
As of March 31, 2014, Ship Finance had a total liquidity position of approximately $334 million including approximately $37 million in cash and cash equivalents and approximately $297 million available under revolving credit facilities. In addition, the Company had approximately $61 million of assets classified as available for sale securities at quarter end.
In March, the Company raised approximately $150 million in a NOK-denominated senior unsecured bond with maturity in 2019. All payments have been swapped to USD with a fixed coupon of 6.03%. In early April 2014, the Company repaid approximately $73 million, being the remaining balance at maturity of a NOK-denominated bond.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
At quarter-end, and adjusted for the cancelled 4,800 TEU container vessels, the Company had four 8,700 TEU container vessels under construction. In addition, we had agreed to acquire six 4,100 TEU vessels, all of which are now delivered to us. The investments are expected to be financed with a combination of bank loans and equity.
Capex overview

As at March 31, 2014	2Q 2014	3Q 2014	4Q 2014	2015	Total
4 x 8,700 TEU	$34 mill.	$51 mill.	$102 mill.	$51 mill.	$238 mill.
6 x 4,100 TEU	$70 mill.				$70 mill.
Total investment	$104 mill.	$51 mill.	$102 mill.	$51 mill.	$308 mill.
* excluding two 4,800 TEU vessels that have been cancelled subsequent to quarter end

Strategy and Outlook
The Company continues building the distribution capacity on the back of an asset portfolio consisting of high-quality vessels and strong counterparties, diversified across our key markets. So far this year, we have taken delivery of nine container vessels and one harsh-environment jack-up drilling rig, and agreed to acquire two additional dry-bulk carriers, all employed on long-term charters. In addition, we have agreed long-term charters for the four newbuilding container vessels under construction in Korea, further supporting our long-term distribution capacity.
Our diversified asset approach gives us the opportunity to benchmark transactions across our main markets and we believe this will enable us to generate a superior return over time compared to only focusing on a single asset class. The Company is well positioned for further growth and we expect to develop new attractive opportunities going forward.

Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Linus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real, Bluelot Shipping Company Ltd and SFL Corte Real Ltd, have been accounted for as ‘investment in associate’ using the ‘equity method’. Bluelot Shipping Company Ltd and SFL Corte Real Ltd ceased to conduct business during the quarter and thus ceased to be equity accounted subsidiaries and became consolidated entities at the balance sheet date.
All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.org.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 27, 2014

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2014 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $ except per share data)	Mar 31,	Dec 31,	2013
	2014	2013	(audited)
Charter revenues - operating lease	47,110	45,745	156,238
Charter revenues - finance leases	34,590	37,084	166,172
Revenues classified as Repayment of investment in finance leases	(11,248)	(11,617)	(52,320)
Profit share income	519	487	770
Cash sweep income	11,700	—	—
Total operating revenues	82,671	71,699	270,860

Gain on sale of assets and termination of charters	10,152	—	18,025

Vessel operating expenses	(28,893)	(31,059)	(105,534)
Administrative expenses	(2,183)	(1,850)	(7,549)
Depreciation	(15,111)	(15,392)	(58,436)

Total operating expenses	(46,187)	(48,301)	(171,519)

Operating income	46,636	23,398	117,366

Results in associate(1)	5,983	6,092	28,200
Interest income from associates and long term investments(1)	5,958	5,669	22,617
Interest income, other	3,748	2,456	7,463
Interest expense	(17,928)	(18,595)	(75,920)
Amortization of deferred charges	(2,678)	(3,303)	(11,305)
Other financial items	(765)	(660)	(4,512)
Mark to Market of Derivatives	(221)	3,245	5,297
Taxes	—	—	—
Net income	40,733	18,302	89,206

Basic earnings per share ($)	0.44	0.20	1.00

Weighted average number of shares	93,266,944	93,260,000	89,508,000
Common shares outstanding	93,285,000	93,260,000	93,260,000

(1)
Six of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2014 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2013
(in thousands of $)	2014	(audited)
ASSETS
Short term
Cash and cash equivalents	36,982	58,641
Available for sale securities	60,658	76,925
Amount due from related parties	21,090	13,249
Other current assets	64,292	143,389

Long term
Newbuildings and vessel deposits	149,921	126,008
Vessels and equipment, net	1,127,565	1,089,616
Investment in finance leases	848,285	858,260
Investment in associate(1)	33,709	40,987
Amount due from related parties - Long term(1)	590,120	579,562
Deferred charges	40,380	41,478
Other long-term assets	13,602	17,868

Total assets	2,986,604	3,045,983

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	436,676	389,888
Other current liabilities	28,311	28,587
Amount due to related parties	1,522	13,965

Long term
Long term interest bearing debt	1,258,549	1,346,991
Other long term liabilities	67,994	74,619

Stockholders’ equity(2)	1,193,552	1,191,933
Total liabilities and stockholders’ equity	2,986,604	3,045,983

(1)
Four of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’.

(2)
As of March 31, 2014, ‘Stockholders’ equity’ excludes $105.2 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2014 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	Dec 31, 2013
	2014	2013	(audited)

OPERATING ACTIVITIES
Net income	40,733	18,302	89,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,280	18,099	67,150
Impairment adjustment to investments	—	—	—
Adjustment of financial derivatives to market value	(1,510)	(4,455)	(7,950)
Gain on sale of assets and termination of charters	(10,152)	—	(18,025)
Result in associate	(5,983)	(6,092)	(28,200)
Other, net	(1,792)	(1,246)	(2,337)
Change in operating assets and liabilities	(1,515)	(463)	40,280
Net cash provided by operating activities	37,061	24,145	140,124

INVESTING ACTIVITIES
Repayment of investments in finance leases	10,961	11,334	51,220
Proceeds from sale of vessel/new buildings	59,135	43,217	83,583
Net investment in newbuildings and vessel deposits	(48,167)	(32,522)	(109,337)
Purchase of vessels	(53,060)	—	—
Cash received from (paid to) associates(1)	(11,452)	28,396	(81,308)
Other assets / investments	66,200	(8,472)	(18,140)
Net cash provided by/ (used in) investing activities	23,617	41,953	(73,982)

FINANCING ACTIVITIES
Proceeds from long and short term debt	192,055	128,000	705,347
Expenses paid in connection with securing finance	(1,815)	(32)	(8,390)
Repayment of long and short term debt	(234,762)	(156,230)	(530,186)
Re-purchase of Company bonds	(671)	(1,855)	(254,132)
Cash received from share issue	170	—	128,880
Payments in lieu of issuing shares for exercised share options	—	—	(448)
Cash dividends paid	(37,314)	(36,371)	(109,114)
Net cash used in financing activities	(82,337)	(66,488)	(68,043)

Net increase/ (decrease) in cash and cash equivalents	(21,659)	(390)	(1,901)
Cash and cash equivalents at beginning of period	58,641	59,031	60,542
Cash and cash equivalents at end of period	36,982	58,641	58,641

(1)
Six of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (Investment in) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2014 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules), SFL Linus Ltd (West Linus), Bluelot Shipping Company Ltd (CMA CGM Magellan) and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended March 31, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Charter revenues - finance lease	13,599	26,980	19,257	3,580	—	63,416
Revenues classified as Repayment of investment in finance leases	(7,967)	(20,390)	(12,818)	(6)	—	(41,181)
Charter revenues - operating lease	—	—	—	—	3,663	3,663
Total operating expenses	(15)	(12)	(4)	(11)	(3,000)	(3,042)
Interest expense, related party(2)	(1,631)	(1,631)	(1,631)	(672)	—	(5,565)
Interest expense, other	(3,168)	(2,722)	(2,713)	(2,531)	—	(11,134)
Other items	(97)	—	(18)	(59)	—	(174)
Net income(3)	721	2,225	2,073	301	663	5,983

(1)	“CMA CGM Magellan / Corte Real” represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.

(2)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(3)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of March 31, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd	Corte Real(1)
Cash and cash equivalents	285	—	—	—	—	285
Investment in finance leases	479,853	494,138	463,706	599,994	—	2,037,691
Newbuildings	—	—	—	—	—	—
Other assets	6,183	13,101	9,964	3,580	—	32,828
Total assets	486,321	507,239	473,670	603,574	—	2,070,804

Short term and current portion of long term interest bearing debt	36,000	80,000	27,500	39,583	—	183,083
Other current liabilities	2,293	5,208	18,577	43,218	—	69,296

Long term interest bearing debt	342,000	283,333	276,875	395,417	—	1,297,625
Long term loans from shareholders, net	102,058	112,531	145,000	125,000	—	484,589
Other long term liabilities	—	—	—	2,502	—	2,502

Stockholders equity(2)	3,970	26,167	5,718	(2,146)	—	33,709

Total liabilities and stockholders’ equity	486,321	507,239	473,670	603,574	—	2,070,804

(1)
“CMA CGM Magellan / Corte Real” represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real. Both subsidiaries ceased to conduct business during the quarter and thus ceased to be equity accounted subsidiaries and became consolidated entities at the balance sheet date.

(2)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
FIRST QUARTER 2014 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Mar 31,	Dec 31,	ended Dec 31,
	2014	2013	2013
Net income	40,733	18,302	89,206

Add:
Mark to Market of Derivatives	221	(3,245)	(5,297)
Amortization of deferred charges	2,678	3,303	11,305
Interest expense	17,928	18,595	75,920
Interest income, other(1)	(1,097)	(29)	(137)
Interest income from associates	(5,565)	(4,893)	(19,575)
Results in associate	(5,983)	(6,092)	(28,200)
Depreciation	15,111	15,392	58,436
Gain on sale of assets and termination of charters	(10,152)	—	(18,025)
Revenues classified as Repayment of investment in finance leases	10,961	11,334	51,220
Other reconciling items	803	(847)	189
Investment in associate
Charter revenues - finance lease	63,416	61,371	259,402
Charter revenues - operating lease	3,663	9,521	39,115
Total operating expenses	(3,042)	(8,371)	(34,658)

EBITDA (2)	129,675	114,341	478,901

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.